Exhibit 4.1(b)

April 18, 2019

Forward Industries, Inc.
Attention: Michael Matte, CFO [mmatte@forwardindustries.com]

                Re: Promissory Note

Ladies and Gentlemen,

     I am writing to you and confirming that, subject to the approval of the Board of Directors of Forward Industries, Inc. (the “Company”), I hereby agree to extend the maturity date of that certain $1.6 million promissory note issued by the Company to Forward Industries (Asia-Pacific) Corporation from April 18, 2019 to July 17, 2019.

Sincerely yours,

/s/ Terence Wise
Terence Wise, Principal of Forward Industries (Asia-Pacific) Corporation

Accepted by:

By: /s/ Michael Matte
Michael Matte, Chief Financial Officer of Forward Industries